UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2021

Commission File Number 001-40397

FLORA GROWTH CORP.
(Exact name of registrant as specified in its charter)

65 Queen Street West, Suite 900
Toronto, Ontario M5H 2M5, Canada
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
☒ Form 20-F ◻ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ◻

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ◻

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT
Entry into Underwriting Agreement

On May 10, 2021, Flora Growth Corp. (the “Company”) entered into an Underwriting Agreement (the “Underwriting Agreement”) with Boustead Securities, LLC, as the representative for the underwriters listed on Schedule I thereto (the “Underwriters”), relating to the initial public offering (the “Offering”) of 3,333,333 common shares, no par value, of the Company (the “Common Shares”) at a price to the public of $5.00 per Common Share (the “Offering Price”), before underwriting discounts and commissions. The Offering is expected to close on May 13, 2021, subject to the satisfaction of customary closing conditions. The Company has also granted the underwriter a 45-day option to purchase up to an additional 500,000 Common Shares at the Offering Price.

The Offering was made pursuant to the Company’s Registration Statement on Form F-1 (File No. 333-252996) that was filed with the SEC and became effective on May 10, 2021.

The foregoing description of the Underwriting Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Underwriting Agreement, which is filed herewith as Exhibit 1.1 and is incorporated herein by reference.

The Underwriting Agreement filed herewith as Exhibit 1.1 is hereby incorporated by reference to the Company’s Registration Statement on Form F-1 (File No. 333-252996) that was declared effective by the SEC on May 10, 2021.

Issuance of Press Release

On May 11, 2021, the Company issued a press release announcing the pricing of the Offering. The press release furnished in this report as Exhibit 99.1 shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section.

Forward-Looking Statements

Matters discussed in this report may constitute forward-looking statements. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.  The words “believe,” “anticipate,” “intends,” “estimate,” “potential,” “may,” “should,” “expect” “pending” and similar expressions identify forward-looking statements. The forward-looking statements in this report are based upon various assumptions, including without limitation, that the Offering will be consummated. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations.

Exhibit Index

Exhibit 1.1	Underwriting Agreement, dated as of May 10, 2021, by and between Flora Growth Corp. and Boustead Securities, LLC.

Exhibit 99.1	Press Release dated May 11, 2021.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FLORA GROWTH CORP.

By: /s/ Luis Merchan
Name: Luis Merchan
Title: Chief Executive Officer

Date: May 11, 2021

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